November 2, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attention: Michael Purcell and Daniel Morris

Re:	Golden Minerals Company
Registration Statement on Form S-1, filed on September 7, 2023
File No. 333-274403

Dear Mr. Purcell and Mr. Morris:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Golden Minerals Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may become effective at 9:00 AM Eastern Standard Time on Monday, November 6, 2023, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Julie Z. Weedman
Julie Z. Weedman
Senior Vice President and Chief Financial Officer

cc:	Warren Rehn
Brian Boonstra